Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED
LAUNCHES IoT (INTERNET OF THINGS) BUSINESS UNIT
THROUGH ACQUISITION

SYDNEY, HONG KONG and NEW YORK, February 1, 2021 -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the Company), announced today the launch of its newly formed IoT (Internet of Things) business unit through the entry into a conditional agreement to acquire a 70% equity interest in Shenzhen Koala Wisdom Fire Engineering Co., Ltd. ("Shenzhen Koala"), a company that is in the business of marketing and selling IoT solutions.

Shenzhen Koala currently sells a tracking solution to monitor and identify the location of objects dropped from high rise buildings. This technology will detect the exact location where objects are dropped from and thereby identify the responsible residential / industrial unit. Through this IoT solution, it would dissuade residents from throwing objects from high-rise buildings.

Mr. Con Unerkov, Chairman and CEO of IMTE, stated, "This is IMTE's first investment into the growing IoT sector and one we believe will grow very quickly. The IoT sector today is at the top of the agenda of most leading companies. Our strategy within this business sector is to aggressively grow through acquisitions that fit our acquisition / investment strategy."

Further details on the acquisition of Shenzhen Koala can be found in our Form 6K on the SEC website at www.sec.gov and at the Company's website at www.imtechltd.com.

About Integrated Media Technology Limited

Integrated Media Technology Limited is engaged in the business of glass-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for air filters, the sale of electronic glass, financial research & data services and the marketing and sale of IoT solutions. The new business operations in air filters, electronic glass, IoT and financial research services are expected to form the foundation of our future growth strategy.

For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at http://www.imtechltd.com.

Contact:

Integrated Media Technology Limited

Email: corporate@imtechltd.com